EXHIBIT 99.1

Osisko Announces Credit Bid Transaction in Regards to the Renard Diamond Mine

MONTREAL, Sept. 09, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (TSX & NYSE: OR) announces today that it has entered into a letter of intent (“LOI”) with Stornoway Diamond Corporation and certain of its subsidiaries (“Stornoway”) alongside other secured creditors under the bridge financing agreement entered into with Stornoway on June 10, 2019, including Diaquem Inc., a wholly-owned subsidiary of Ressources Québec Inc. (“Diaquem”) (collectively the “Secured Creditors”).

Under the terms of the LOI, Osisko and the Secured Creditors have confirmed their intention to form an entity which will acquire by way of a credit bid transaction all or substantially all of the assets and properties of Stornoway, and assume the debts and liabilities owing to the Secured Creditors as well as the ongoing obligations relating to the operation of the Renard mine, subject to certain limited exceptions (“Credit Bid Transaction”).

Pursuant to the Credit Bid Transaction, Osisko will maintain its 9.6% diamond stream on the Renard mine and will continue to receive stream deliveries, and has agreed to reinvest its proceeds from the stream for a period of 1 year from the date of closing of the Credit Bid Transaction.

In connection with the Credit Bid Transaction, Stornoway has applied today to the Superior Court of Quebec (Commercial Division) for protection under the Companies’ Creditors Arrangement Act in order to restructure its business and financial affairs. Stornoway continues to operate during the restructuring.

Concurrently with entering into the LOI, Osisko and certain of the Secured Creditors have entered into a definitive and binding working capital facility agreement with Stornoway providing for a working capital facility in an initial amount of $20 million, which facility is secured by a priority charge over the assets of Stornoway and can be increased for additional amounts at the option of the Secured Creditors. Osisko’s attributable portion of the working capital facility will be approximately $7 million, of which $2.46 million is expected to be advanced today. The working capital facility provides the financing and liquidity required to ensure that the Renard mine continues to operate in an uninterrupted manner.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd., a 16.4% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Information

Certain statements made in this press release may constitute forward-looking information or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur, including any reference to the Credit Bid Transaction and its terms, the receipt of proceeds from the diamond stream and ongoing reinvestment thereof and the working capital facility proceeds, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements.  In particular, the Credit Bid Transaction remains subject to the finalization of definitive agreements and satisfaction of closing conditions, including approval of the Court and receipts of relevant consents and authorizations.

The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Osisko cautions that the list of risk factors and uncertainties described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such information. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com